===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of,          January                          2006
                           -------------------------       ----------
Commission File Number     000-23464
                           -------------------------       ----------

                               Hummingbird Ltd.
------------------------------------------------------------------------------
                (Translation of registrant's name into English)

               1 Sparks Avenue, Toronto, Ontario, Canada M2H 2W1
------------------------------------------------------------------------------
                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

                   Form 20-F              Form 40-F     X
                             ----------             ---------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                              No    X
                        ----------                    ---------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

==============================================================================

                   DOCUMENTS INCLUDED AS PART OF THIS REPORT

     Document

         1           Articles of the Registrant.
         2           Bylaws of the Registrant.

                                                                     DOCUMENT 1

                                    CANADA


Certificate of Incorporation

Canada Business
Corporations Act

           135748 CANADA INC.                                     176440-3
          --------------------                                    --------
          Name of Corporation                                      Number





           I hereby certify that the above-mentioned
           Corporation, the Articles of Incorporation of which are attached, was incorporated under the Canada Business Corporations Act.



                "Director"                                 September 27, 1984
                 Director                                 Date of Incorporation

                  CANADA BUSINESS                        CANADA
                 CORPORATIONS ACT

                      FORM 1

             ARTICLES OF INCORPORATION
                    (SECTION 6)
------------------------------------------------------------------------------
1. - Name of Corporation

135748 CANADA INC.

------------------------------------------------------------------------------
2. - The place in Canada where the registered office is to be situated

32 Shoreham Avenue
Nepean, Ontario
K2G 3T7

------------------------------------------------------------------------------
3. - The classes and any maximum number of shares that the corporation is authorized to issue

SEE APPENDIX A ATTACHED


------------------------------------------------------------------------------
4. - Restrictions, if any, on share transfers

SEE APPENDIX A ATTACHED.

------------------------------------------------------------------------------
5. - Number (or minimum and maximum number) of directors

Two
------------------------------------------------------------------------------
6. - Restrictions, if any, on business the corporation may carry on

NONE


------------------------------------------------------------------------------
7. - Other provisions, if any

NONE

------------------------------------------------------------------------------
8. - Incorporators
------------------------------------------------------------------------------
Names                    Address (include postal code)         Signature

------------------------------------------------------------------------------
Alan Barry Litwin        32 Shoreham Avenue, Nepean, Ontario  /s/ Alan Litwin
                         K2G 3T7

------------------------------------------------------------------------------
Fred Efim Sorkin         10 Prue Avenue, Toronto, Ontario    /s/ Fred Sorkin
                         M6B 1R4

------------------------------------------------------------------------------
FOR DEPARTMENTAL USE ONLY
Corporation No.  176440-3                                       Filed
                                                                       27/9/84
------------------------------------------------------------------------------

                                 APPENDIX "A"

3 - The classes and any maximum number of shares that the corporation is authorized to issue

      THE CORPORATION IS AUTHORIZED TO ISSUE:
      1)   CLASS A SHARES THE HOLDERS OF WHICH ARE ENTITLED TO:
           (A)   VOTE AT ALL MEETINGS OF SHAREHOLDERS;
           (B) TO RECEIVE THE REMAINING PROPERTY OF THE CORPORATION UPON DISSOLUTION.

      2)   CLASS B SHARES WHICH SHALL CARRY THE RIGHTS
           (A) TO A FIXED NON-ACCUMULATIVE PREFERENCIAL DIVIDEND PAYABLE YEARLY AT THE RATE OF 10% PER ANNUM OF THE AMOUNT PAID FOR SUCH SHARES;
           (B) UPON THE LIQUIDATION OR WINDING UP OF THE CORPORATION, TO REPAYMENT OF THE AMOUNT PAID FOR SUCH SHARES PLUS ANY
                 DECLARED AND UNPAID DIVIDENDS IN PRIORITY TO THE CLASS A SHARES, BUT THEY SHALL NOT CONFER A RIGHT TO ANY FURTHER PARTICIPATION IN PROFITS OR ASSETS.

      3) THE HOLDERS OF THE CLASS B SHARES SHALL NOT (EXCEPT AS OTHERWISE SPECIFICALLY PROVIDED IN THE CANADA BUSINESS CORPORATIONS ACT) BE ENTITLED TO VOTE AT ALL MEETINGS OF SHAREHOLDERS.

           THE SAID CLASS B SHARES OR ANY PART THEREOF SHALL BE REDEEMABLE AT THE OPTION OF THE CORPORATION WITHOUT THE CONSENT OF THE HOLDERS THEREOF AT A PRICE EQUAL TO THE AMOUNT PAID PER SHARE PLUS ANY DECLARED AND UNPAID DIVIDENDS.

4 -   Restrictions if any on share transfers

      THE TRANSFER OF SHARES OF THE CORPORATION SHALL BE RESTRICTED IN THAT NO SHAREHOLDER SHALL BE ENTITLED TO TRANSFER ANY SHARE OR SHARES WITHOUT
      EITHER:

      (A) THE PREVIOUS SANCTION OF THE HOLDERS OF AT LEAST A MAJORITY OF THE SHARES OF THE CORPORATION AT THE TIME BEING OUTSTANDING EXPRESSED BY A RESOLUTION PASSED AT A MEETING OF THE HOLDERS OF SUCH SHARES OR BY AN INSTRUMENT OR INSTRUMENTS IN WRITING SIGNED BY THE HOLDERS OF A MAJORITY OF SUCH SHARES; OR

      (B) BY THE PREVIOUS SANCTION OF THE DIRECTORS OF THE CORPORATION EXPRESSED BY A RESOLUTION PASSED AT A MEETING OF THE BOARD OF DIRECTORS OR BY AN INSTRUMENT OR INSTRUMENTS IN WRITING SIGNED BY A MAJORITY OF THE DIRECTORS.

                  CANADA BUSINESS                        CANADA
                 CORPORATIONS ACT

                      FORM 4

            ARTICLES OF AMENDMENT
               (SECTION 27 OR 171)
------------------------------------------------------------------------------
1. - Name of Corporation                              2. - Corporation No.

135748 CANADA INC.                                    176440-3

------------------------------------------------------------------------------
3. - The articles of the above-named corporation are amended as follows

The name of the above corporation is to be changed to read as follows:

VoiceTerm Inc.

The new address of the corporation should now read:

1150 Morrison Drive, Suite 304,
Ottawa, Ontario
K2H 8S9










------------------------------------------------------------------------------
Signature                                    Description of office

/s/ Alan Litwin                              Director - Alan Barry Litwin


FOR DEPARTMENTAL USE ONLY                    DATE DEC. 13 1984

                                    CANADA


Certificate of Amendment

Canada Business
Corporations Act


                      VOICETERM INC.                        176440-3
                   -------------------                      --------
                   Name of Corporation                       Number

   I hereby certify that the Articles of the above-mentioned Corporation were amended

   (a) under section 13 of the Canada Business            [ ]
   Corporations Act in accordance with the
   attached notice;

   (b) under Section 27 of the Canada Business            [ ]
   Corporations Act as set out in the attached
   Articles of Amendment designating a series of shares;

   (c) under Section 171 of the Canada Business           [x]
   Corporations Act as set out in the attached
   Articles of Amendment;

   (d) under Section 185 of the Canada Business           [ ]
   Corporations Act as set out in the attached
   Articles of Reorganization;

   (e) under Section 185.1 of the Canada Business         [ ]
   Corporations Act as set out in the attached
   Articles of Arrangement.


            "Director"                                   December 12, 1984
            Director                                     Date of Amendment

                  CANADA BUSINESS                        CANADA
                 CORPORATIONS ACT

                      FORM 4

               ARTICLES OF AMENDMENT
                (SECTION 27 OR 171)
------------------------------------------------------------------------------
1. - Name of Corporation                                  2. - Corporation No.

VOICETERM INC.                                            176440-3

------------------------------------------------------------------------------
3. - The articles of the above-named corporation are amended as follows

The name of the above corporation is to be changed to read as follows:

HUMMINGBIRD COMMUNICATIONS LTD.











-------------------------------------------------------------------------------
                              Signature            Description of office
February 18, 1985           /s/ Alan Litwin        Director - Alan Barry Litwin

FOR DEPARTMENTAL USE ONLY
-------------------------------------------------------------------------------
                                                   Filed  March 4, 1985

                                    CANADA


Certificate of Amendment

Canada Business
Corporations Act


                HUMMINGBIRD COMMUNICATIONS LTD.             176440-3
                -------------------------------             --------
                      Name of Corporation                    Number

     I hereby certify that the Articles of the above-mentioned Corporation were amended

     (a) under Section 13 of the Canada Business         [ ]
     Corporations Act in accordance with the attached notice;

     (b) under Section 27 of the Canada Business         [ ]
     Corporations Act as set out in the attached
     Articles of Amendment designating a series of shares;

     (c) under Section 171 of the Canada Business        [x]
     Corporations Act as set out in the attached
     Articles of Amendment;

     (d) under Section 185 of the Canada Business        [ ]
     Corporations Act as set out in the attached
     Articles of Reorganization;

     (e) under Section 185.1 of the Canada Business      [ ]
     Corporations Act as set out in the attached
     Articles of Arrangement.


               "Director"                                February 20, 1985
               Director                                  Date of Amendment

                                    CANADA
Industry Canada


Certificate
of Amalgamation

Canada Business
Corporations Act


       Hummingbird Communications Ltd.                         366769-3
       -------------------------------                    ------------------
             Name of corporation                          Corporation number





       I hereby certify that the above-named
       corporation resulted from an amalgamation, under section 185 of the Canada Business
       Corporations Act, of the corporations set out in the attached articles of amalgamation.



                "Director"                                  October 1, 1999
                Director                                  Date of Amalgamation

Canada Business                                             FORM 9
Corporations Act                                   ARTICLES OF AMALGAMATION
                                                        (SECTION 185)

-------------------------------------------------------------------------------
1. - Name of amalgamated corporation

Hummingbird Communications Ltd.

-------------------------------------------------------------------------------
2. - The place in Canada where the registered office is to be situated

City of Toronto

-------------------------------------------------------------------------------
3. - The classes and any maximum number of shares that the corporation is authorized to issue

The annexed Schedule 1 is incorporated in this form


-------------------------------------------------------------------------------
4. - Restrictions, if any, on share transfers

None
-------------------------------------------------------------------------------
5. - Number (or minimum and maximum number) of directors

A minimum of 3 and a maximum of 15 directors.

-------------------------------------------------------------------------------
6. - Restrictions, if any, on business the corporation may carry on

There are no restrictions on the business the Corporation may carry on or on the powers the Corporation may exercise.

-------------------------------------------------------------------------------
7. - Other provisions, if any

N/A

-------------------------------------------------------------------------------
8. - The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows:

                                           [ ] 183
                                           [x] 184(1)
                                           [ ] 184(2)

-------------------------------------------------------------------------------
9. - Name of the amalgamating      Corporation No. Signature  Date     Title
     corporations
-------------------------------------------------------------------------------
Hummingbird Communications Ltd.    366767-7  "Director"      Oct 1,99  Director
-------------------------------------------------------------------------------
PC Docs Group Canada Inc.          366768-5  "Director"      Oct 1,99  Director
-------------------------------------------------------------------------------
Fulcrum Technologies Inc.          2989891   "Director"      Oct 1,99  Director
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
FOR DEPARTMENTAL USE ONLY                                     Filed
-------------------------------------------------------------------------------
Corporation No.                    366769-3                   October 8, 1999
-------------------------------------------------------------------------------

Industry Canada


Certificate
of Amalgamation

Canada Business
Corporations Act


     Hummingbird Communications Ltd.                          366767-7
     -------------------------------                     ------------------
           Name of corporation                           Corporation number





     I hereby certify that the above-named
     corporation resulted from an amalgamation, under section 185 of the Canada Business
     Corporations Act, of the corporations set out in the attached articles of amalgamation.






              "Director"                                  October 1, 1999
              Director                                  Date of Amalgamation

                CANADA BUSINESS                             FORM 9
               CORPORATIONS ACT                    ARTICLES OF AMALGAMATION
                                                        (SECTION 185)

-------------------------------------------------------------------------------
1. - Name of amalgamated corporation

Hummingbird Communications Ltd.

-------------------------------------------------------------------------------
2. - The place in Canada where the registered office is to be situated

City of Toronto

-------------------------------------------------------------------------------
3. - The classes and any maximum number of shares that the corporation is authorized to issue

The annexed Schedule 1 is incorporated in this form


-------------------------------------------------------------------------------
4. - Restrictions, if any, on share transfers

None

-------------------------------------------------------------------------------
5. - Number (or minimum and maximum number) of directors

A minimum of 3 and a maximum of 15 directors.

-------------------------------------------------------------------------------
6. - Restrictions, if any, on business the corporation may carry on

There are no restrictions on the business the Corporation may carry on or on the powers the Corporation may exercise.

-------------------------------------------------------------------------------
7. - Other provisions, if any

N/A

-------------------------------------------------------------------------------
8. - The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows:

                                            [ ] 183
                                            [x] 184(1)
                                            [ ] 184(2)
-------------------------------------------------------------------------------
9. - Name of the amalgamating    Corporation No. Signature  Date      Title
     corporations
-------------------------------------------------------------------------------
Hummingbird Communications Ltd.   3480097     "Director"  Sept. 30/99  Director
-------------------------------------------------------------------------------
PC Docs Group International Inc.  366766-9    "Director"  Sept. 30/99  Director
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
FOR DEPARTMENTAL USE ONLY                                Filed
Corporation No.                   366767-7                     October 8, 1999
-------------------------------------------------------------------------------

Industry Canada


Certificate
of Amendment

Canada Business
Corporations Act

               Hummingbird Ltd.                         366769-3
             -------------------                   ------------------
             Name of corporation                   Corporation number

    I hereby certify that the articles
    of the above-named corporation were
    amended:

    (a) under section 13 of the Canada             [ ]
    Business Corporations Act in
    accordance with the attached notice;

    (b) under section 27 of the Canada             [ ]
    Business Corporations Act as set out
    in the attached articles of amendment
    designating a series of shares;

    (c) under section 179 of the Canada            [x]
    Business Corporations Act as set out in
    the attached articles of amendment;

    (d) under section 191 of the Canada            [ ]
    Business Corporations Act as set out in
    the attached articles of reorganization;




            "Director"                                      March 31, 2000
             Director                                     Date of Amendment

Industry Canada                                       FORM 4

                                              ARTICLES OF AMENDMENT
Canada Business                                (SECTION 27 OR 177)
Corporations Act

------------------------------------------------------------------------------
1. - Name of corporation                              2. - Corporation No.

HUMMINGBIRD COMMUNICATIONS LTD.                       366769-3

------------------------------------------------------------------------------
3. - The articles of the above-named corporation are amended as follows to change the name of the Corporation to Hummingbird Ltd.








------------------------------------------------------------------------------
                  Signature                 Title

                                            Chief Financial Officer and Chief
March 30, 2000   /s/ Inder Duggal           Controller
------------------------------------------------------------------------------
FOR DEPARTMENT USE ONLY                     Filed   March 31, 2000

                             NOTARIAL CERTIFICATE


                  I, DAVID JOHN COULTICE, am a Notary Public duly appointed for the Province of Ontario.

                  I certify that I have compared the attached copy with an original, which is the Certificate and Articles of Amalgamation under the Canada Business Corporations Act of HUMMINGBIRD LTD. dated October 1, 2000, and that the attached copy is a true copy of that original.

                  I have signed this certificate and sealed it with my notarial seal at the City of Toronto in the Province of Ontario on October 6, 2000.



                                     /s/ David Coultice
                                     ------------------------------------------
                                     A Notary Public in the Province of Ontario

Industry Canada


Certificate
of Amalgamation

Canada Business
Corporations Act


     Hummingbird Ltd.                                           381739-3
   -------------------                                      ------------------
   Name of corporation                                      Corporation number





   I hereby certify that the above-named
   corporation resulted from an amalgamation, under section 185 of the Canada Business
   Corporations Act, of the corporations set out in the attached articles of amalgamation.



            "Director"                                    October 1, 2000
            Director                                    Date of Amalgamation

Industry Canada                                   FORM 9
                                         ARTICLES OF AMALGAMATION
Canada Business                               (SECTION 185)
Corporations Act


------------------------------------------------------------------------------
1. - Name of amalgamated corporation

Hummingbird Ltd.

------------------------------------------------------------------------------
2. - The place in Canada where the registered office is to be situated

City of Toronto in the Province of Ontario

------------------------------------------------------------------------------
3. - The classes and any maximum number of shares that the corporation is authorized to issue

The annexed Schedule 1 is incorporated in this form.


------------------------------------------------------------------------------
4. - Restrictions, if any, on share transfers

None

------------------------------------------------------------------------------
5. - Number (or minimum and maximum number) of directors

A minimum of 3 and a maximum of 15 directors.

------------------------------------------------------------------------------
6. - Restrictions, if any, on business the corporation may carry on

There are no restrictions on the business the Corporation may carry on or on the powers the Corporation may exercise.

------------------------------------------------------------------------------
7. - Other provisions, if any

N/A

------------------------------------------------------------------------------
8. - The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows:

                                            [ ] 183
                                            [x] 184(1)
                                            [ ] 184(2)
-------------------------------------------------------------------------------
9. - Name of the amalgamating   Corporation No. Signature  Date       Title
     corporations
-------------------------------------------------------------------------------
Hummingbird  Ltd.               366769-3       "Director"  Sept. 28,  Director
                                                           2000
-------------------------------------------------------------------------------
3137163 Canada Inc.             3137163        "Director"  Sept. 28,  Director
                                                           2000
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
FOR DEPARTMENTAL USE ONLY                                  Filed
Corporation No. 381739-3                                      October 2, 2000
-------------------------------------------------------------------------------

                                                                     DOCUMENT 2

                                BY LAW NUMBER 1

                A BY-LAW RELATING TO THE BUSINESS AND AFFAIRS OF

                                HUMMINGBIRD LTD.

                                   ARTICLE 1

                                 INTERPRETATION
1.01     Definitions

                  In this by-law unless the context otherwise requires:

                  "Act" means the Canada Business Corporations Act and the regulations enacted pursuant to it and any statute and regulations that may be substituted for them, as amended from time to time;

                  "articles" means the articles, as that term is defined in the Act, of the Corporation;

                  "auditor" means the auditor of the Corporation;

                  "board" means the board of directors of the Corporation;

                  "by-law" means a by-law of the Corporation;

                  "Corporation" means the corporation resulting from the amalgamation of Hummingbird Ltd. and 3137163 Canada Inc. on October 1, 2000 under the name Hummingbird Ltd.;

                  "director" means a director of the Corporation;

                  "officer" means an officer of the Corporation, and reference to any specific officer is to the individual holding that office of the Corporation;

                  "person" means an individual, body corporate, partnership, joint venture, trust, unincorporated organization, association, the Crown or any agency or instrumentality thereof, or any entity recognized by law;

                  "proxyholder" means a person holding a valid proxy for a shareholder;

                  "resident Canadian" has the meaning ascribed to that phrase in the Act;

                  "shareholder" means a shareholder of the Corporation; and

                  "voting person" means, in respect of a meeting of shareholders, an individual who is either a shareholder entitled to vote at that meeting, a duly authorized representative of a shareholder entitled to vote at the meeting or a proxyholder entitled to vote at that meeting.

1.02     Number and Gender

                  In this by-law, words in the singular include the plural and vice-versa and words in one gender include all genders. The insertion of headings in this by-law and its division into articles, sections and other subdivisions are for convenience of reference only, and shall not affect the interpretation of this by-law.


1.03     By-Law Subordinate to Other Documents

                  This by-law is subordinate to, and should be read in conjunction with, the Act, the articles and any unanimous shareholder agreement of the Corporation.


1.04     Computation of Time

                  The computation of time and any period of days shall be determined in accordance with the Act and the provisions of the Interpretation Act (Canada) and any statute that may be substituted for it, as amended from time to time.

                                   ARTICLE 2

                                   DIRECTORS
2.01     Notice of Meeting

                  Any director or the president may call a meeting of the board by giving notice stating the time and place of the meeting to each of the directors other than the director giving that notice. Notices sent by delivery or electronic means shall be sent no less than 48 hours before the time of the meeting. Notices sent by mail shall be sent no less than 5 days before the day of the meeting.

                  The board may appoint, by resolution, dates, time and places for meetings of the board. A copy of any such resolution shall be sent to each director forthwith after being passed, but no other notice is required for any such meeting except where the Act requires the purpose of or the business to be transacted at a meeting to be specified.


2.02     Meetings Without Notice

                  A meeting of the board may be held without notice immediately following the first or any annual meeting of shareholders.


2.03     Place of Meeting

                  A meeting of the board may be held at any place within or outside Ontario, and no such meeting need be held at a place within Canada.

2.04     No Notice to Newly Appointed Director

                  An person need not be given notice of the meeting at which that person is appointed by the other directors to fill a vacancy on the board if present at that meeting.


2.05     Quorum for Directors' Meetings

                  If there are 1 or 2 directors, all of the directors constitute a quorum at a meeting of the board. If there are 3, 4 or 5 directors, a majority of the directors constitute a quorum at a meeting of the board. Otherwise, such a quorum consists of the next whole number larger than 2/5ths of the number of directors. In this section, the "number of directors" is either:


         (a)      the number of directors specified in the articles; or

         (b) if a minimum and maximum number of directors is provided for in the articles, the number determined from time to time by resolution of the directors, or if no such resolution has been passed, the number of directors named in notice of directors filed with the articles.


2.06     Chairman of Directors' Meetings

                  The chairman of a meeting of the board must be a director present at the meeting who consents to preside as chairman. The first-mentioned of the chairman of the board, the managing director or the president who so qualifies shall preside as chairman of the meeting. If none of them is so qualified, the directors present at the meeting shall choose a director to preside as chairman of the meeting.


2.07     Votes at Directors' Meetings

                  Each director present at a meeting of the board shall have 1 vote on each motion arising. Motions arising at meetings of the board shall be decided by a majority vote. The chairman of the meeting shall not have a second or casting vote.

2.08     When Directors Cease to Hold Office

                  A director ceases to hold office when the Act or the articles so provide, or when that director ceases to be a resident Canadian, if as a result the majority of directors on the board would not be resident Canadians.

2.09     Number of Directors

                  The number of directors of the Corporation and the number of directors to elected at the annual meeting of shareholders shall be such number as is fixed in the articles, or if the articles provide for a minimum and maximum number of directors, such number as shall be determined by the directors from time to time by resolution of the board.

                                   ARTICLE 3

                                    OFFICERS

                  Each officer shall hold office during the pleasure of the board. Any officer may, however, resign at any time by giving notice to the Corporation.

                                   ARTICLE 4

                            MEETINGS OF SHAREHOLDERS

4.01     Quorum at Meetings of Shareholders

                  If the Corporation has only 1 shareholder entitled to vote at a meeting of shareholders, that shareholder constitutes a quorum. Otherwise, any 2 voting persons present shall constitute a quorum, but only to appoint a chairman and adjourn the meeting. For all other purposes, a quorum consists of at least 2 voting persons present and authorized to cast in the aggregate not less than 25% of the total number of votes attaching to all shares carrying the right to vote at that meeting.


4.02     Chairman's Vote

                  The chairman of any meeting of shareholders shall not have a second or casting vote.


4.03     Voting

                  Unless the chairman of a meeting of shareholders directs a ballot, or a voting person demands one, each motion shall be voted upon by a show of hands. Each voting person has 1 vote in a vote by show of hands. A ballot may be directed or demanded either before or after a vote by show of hands. If a ballot is taken, a prior vote by show of hands has no effect.


4.04     Scrutineers

                  The chairman of a meeting of shareholders may appoint for that meeting 1 or more scrutineers, who need not be voting persons.

4.05     Who May Attend Shareholders' Meeting

                  The only persons entitled to attend a meeting of shareholders are voting persons, (or other persons legally entitled to notice of the meeting), the president, the directors, the auditor and others permitted by the chairman of the meeting.

                                   ARTICLE 5

                             SECURITY CERTIFICATES

                  Security certificates shall be in such form as the board may approve or the Corporation adopt. The president or the board may order the cancellation of any security certificate that has become defaced and the issuance of a replacement certificate for it when the defaced certificate is delivered to the Corporation or to a transfer agent or branch transfer agent of the Corporation.

                                   ARTICLE 6

                                    PAYMETS


6.01     Cheques

                  Any amount payable in cash to shareholders (including dividends payable in cash) may be paid by cheque drawn on any of the Corporation's bankers to the order of each registered holder of shares of the class or series in respect of which such amount is to be paid. Cheques may be sent by delivery or first class mail to such registered holder at that holder's address appearing on the register of shareholders, unless that holder otherwise directs in writing. By sending a cheque, as provided in this by-law, in the amount of the dividend less any tax that the Corporation is required to withhold, the Corporation discharges its liability to pay the amount of that dividend, unless the cheque is not paid on due presentation.


6.02     Cheques to Joint Holders

                  Cheques payable to joint holders shall be made payable to the order of all such joint holders unless such joint holders direct otherwise. Such cheques may be sent to the joint shareholders at the address appearing on the register of shareholders in respect of that joint holding, to the first address so appearing if there is more than one, or to such other address as those joint holders direct in writing.


6.03     Non-Receipt of Cheques

                  The Corporation shall issue a replacement cheque in the same amount to any person who does not receive a cheque sent as provided in this by-law, if that person has satisfied the conditions regarding indemnity, evidence of non-receipt and title set by the board from time to time, either generally or for that particular case.

6.04     Currency of Dividends

                  Dividends or other distributions payable in cash may be paid to some shareholders in Canadian currency and to other shareholders in equivalent amounts of a currency or currencies other than Canadian currency. The board may declare dividends or other distributions in any currency or in alternative currencies and make such provisions as it deems advisable for the payment of such dividends or other distributions.

                                   ARTICLE 7

                             EXECUTION OF DOCUMENTS

7.01              Signatories

                  The following are the only persons authorized to sign any document on behalf of the Corporation, other than in the usual and ordinary course of the Corporation's business:


         (a) any person appointed by resolution of the board to sign a specific document, that type of document or generally on behalf of the Corporation; or

         (b)      any director or any officer appointed to office by the board.

                  Any document so signed may, but need not, have the corporate seal applied, if there is one.

7.02     Facsimile Signatures

                  The signature of any person authorized to sign on behalf of the Corporation may, if specifically authorized by resolution of the board, be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced. Anything so signed shall be as valid as if it had been signed manually, even if that person has ceased to hold office when anything so signed is issued or delivered, until revoked by resolution of the board.


                                   ARTICLE 8

                      INFORMATION PROVIDED TO SHAREHOLDERS

                  Except as required by the Act or authorized by the board, no shareholder is entitled by virtue of being a shareholder to disclosure of any information or records respecting the Corporation or its business.

                                   ARTICLE 9

                            PROTECTION AND INDEMNITY


9.01     Transactions with the Corporation

                  No director who complies with the Act shall be disqualified by virtue of being a director, or by holding any other office of, or place of profit under, the Corporation or any body corporate in which the Corporation is a shareholder or is otherwise interested, from entering into, or from being concerned or interested in any manner in, any contract, transaction or arrangement made, or proposed to be made, with the Corporation. No such contract, transaction or arrangement shall be void or voidable. No director shall be liable to account to the Corporation for any profit arising from any such office or place of profit or realized in respect of any such contract, transaction or arrangement. Except as required by the Act no director must make any declaration or disclosure of interest or refrain from voting in respect of any such contract, transaction or arrangement.


9.02     Limitation of Liability

                  Subject to the Act, no director or officer shall be liable for:


         (a)      the acts, receipts, neglects or defaults of any other person;

         (b)      joining in any receipt or act for conformity;

         (c) any loss, damage or expense to the Corporation arising from the insufficiency or deficiency of title to any property acquired by or on behalf of the Corporation;

         (d) the insufficiency or deficiency of any security in or upon which any moneys of the Corporation are invested;

         (e) any loss, damage or expense arising from the bankruptcy, insolvency, act or omission of any person with whom any monies, securities or other property of the Corporation are lodged or deposited;

         (f) any loss, damage or expense occasioned by any error of judgment or oversight; or

         (g) any other loss, damage or expense related to the performance or non-performance of the duties of that person's office.

9.03     Contracts on Behalf of the Corporation

                  Subject to the Act, any contract entered into, or action taken or omitted, by or on behalf of the Corporation shall, if duly approved by a resolution of the shareholders, be deemed for all purposes to have had the prior authorization of the shareholders.

9.04     Indemnity of Directors and Officers

                  As required or permitted by the Act, the Corporation shall indemnify each Indemnified Person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, that that Indemnified Person reasonably incurs in respect of any civil, criminal or administrative action or proceeding to which that Indemnified Person is made a party by reason of being or having been a director or officer of the Corporation or of a body corporate of which the Corporation is or was a shareholder or creditor if:


         (a) the Indemnified Person acted honestly and in good faith with a view to the best interests of the Corporation; and

         (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Person had reasonable grounds for believing that the conduct was lawful.

                  "Indemnified Person" means

         (a)      each director and former director of the Corporation;

         (b)      each officer and former officer of the Corporation;

         (c) each person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor; and

         (d) the respective heirs and legal representatives of each of the persons designated in paragraphs (a) through (c).

9.05     Indemnities Not Limiting

                  The provisions of this Article 9 shall be in addition to and not in substitution for any rights, immunities and protections to which an Indemnified Person is otherwise entitled.

                                   ARTICLE 10

                                    NOTICES

10.01    Procedure for Sending Notices

                  Notice shall be deemed to have been sufficiently sent if sent in writing to the address of the addressee on the books of the Corporation and delivered in person, sent by prepaid first class mail or sent by any electronic means of sending messages, including telex or facsimile transmission, which produces a paper record. Notice shall not be sent by mail if there is any general interruption of postal services in the municipality in which or to which it is mailed. Each notice so sent shall be deemed to have been received on the day it was delivered or sent by electronic means or on the fifth day after it was mailed.


10.02    Notices to Successors in Title

                  Notice to a shareholder is sufficient notice to each successor in title to that shareholder until the name and address of that successor have been entered on the Corporation's share register.


10.03    Notice to Joint Shareholders

                  Notice to one joint shareholder is sufficient notice to all of them. Such notice shall be addressed to all such joint shareholders and sent to the address for them on the Corporation's register of shareholders, or to the first such address if there is more than one.


10.04    Facsimile Signatures on Notices

                  The signature on any notice or other communication or document to be sent by the Corporation may be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced.


7.05     Omission of Notice Does Not Invalidate Actions

                  All actions taken at a meeting in respect of which a notice has been sent shall be valid even if:


         (a) by accident, notice was not sent to any person;

         (b) notice was not received by any person; or

         (c) there was an error in a notice that did not affect the substance of that notice.

10.06    Waiver of Notice

                  Any person entitled to notice under the Act, the articles or the by-laws may waive that notice. Waiver, either before or after the event referred to in the notice, shall cure any default in sending that notice.


                                   ARTICLE 11

                            REPEAL OF FORMER BY-LAWS


11.01    Former By-Laws May be Repealed

                  The board may repeal one or more by-laws by passing a by-law that contains provisions to that effect.

                  MADE by the board on October 1, 2000.



/s/ President                              /s/ Secretary
----------------------------               ----------------------------
President                                  Secretary

                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          HUMMINGBIRD LTD.
                                   ------------------------------
                                            (Registrant)

Date:   January 5, 2006            By:     /S/ INDER DUGGAL
        --------------------               -------------------------------------
                                           Name:    Inder P.S. Duggal
                                           Title:   Chief Financial Officer,
                                                    Secretary and Treasurer